Mail Stop 7010

      August 10, 2005

Mr. Douglas B. Mackie
Great Lakes Dredge & Dock Corporation
2122 York Road
Oak Brook, IL 60523

      Re:	Great Lakes Dredge & Dock Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
      Forms 8-K filed February 1, 2005 and April 26, 2005
      File No. 333-64687

Dear Mr. Mackie:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 6 - Selected Financial Data, page 19

1. We note your reconciliation of EBITDA and your discussion of this measure`s usefulness on page 21. We have the following comments:

* Since the measure you refer to as EBITDA excludes items in addition
to what its acronym suggests, please revise the title of this measure
if you present it in future filings.  See our response to question
14
of Frequently Asked Questions Regarding the Use of Non-GAAP
Financial
Measures (FAQ).

* You state that you use this measure to assess financial performance. If you use this measure as an operating measure, revise future filings to clarify the purposes for which management uses this measure to evaluate its business. For example, if performance-related compensation is tied to this measure, you should specify that. We note that this is not the measure of profit or loss that you use to evaluate your reportable segments. See our response to question 8 of the FAQ.

* You also state that you provide this measure because certain covenants in your borrowing arrangements are tied to "similar measures." In future filings, if you believe that you meet the criteria specified in the answer to question 10 of the FAQ, and if you continue to present a non-GAAP measure to provide information about compliance with debt covenants, you should provide all of the appropriate disclosures called for in the FAQ. Among the other requirements of that guidance, we believe you should only calculate and present the actual measure contained in your debt covenants for periods in which the related debt is outstanding.

Item 7 - Management`s Discussion and Analysis, page 21

Costs and Expenses, page 22

2. We read that for interim reporting, you prepay or accrue fixed equipment costs and amortize the expenses in proportion to revenues recognized over the year to better match revenues and expenses.
Tell
us why your fixed equipment costs are not recognized based on time or hours of use, rather than proportional to revenue.

Year Ended December 31, 2004 Compared to Year Ended December 31,
2003, page 28

3. We note your analysis of revenues by segment. In future filings, please revise your analysis of results of operations for all years presented to also analyze your measure of segmental profit or loss, or all components that comprise this measure, on a segmental basis.
We assume from the disclosures in Note 16 that your measure of segmental profit or loss is operating income. Refer to Item 303(a)
of Regulation S-K and Release 33-8350.

Item 9A - Controls and Procedures, page 39

4. We note your statement that your disclosure controls and procedures "are effective in ensuring that all material information required to be filed in this annual report has been made known to [your chief financial officer and chief executive officer] in a timely fashion." Please revise future filings to either provide the entire definition of disclosure controls and procedures as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e) or to state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition.

Item 13 - Certain Relationships and Related Transactions, page 47

5. We note your discussion of the management equity agreement through which management investors acquired their equity interests in GLDD Acquisitions Corp. Based on a review of that agreement, as filed with your January 6, 2004 Form 8-K, it is unclear to us whether the acquisition of these equity interests by management contains an element of management compensation. Please provide us with the following information:

* Provide us with your analysis of whether management`s acquisition of GLDD Acquisition Corp.`s common stock contains an element of compensation for future services. In this regard, we note that the common stock of GLDD Acquisitions Corp. that was acquired by management vests over a five year period and is subject to repurchase by GLDD Acquisitions Corp. if a management investor ceases to be employed by you.

* If you conclude that the acquisition of this common stock
contains
an element of compensation for future services, please tell us how you have accounted for it. Specifically address whether you apply APB 25 or SFAS 123 when accounting for stock compensation. Refer to
SAB Topic 5:T.  If you apply APB 25, also refer to questions 4 and
17
of FIN 44.

* If applicable, in future filings, please revise your financial statements to disclose your accounting policy for stock compensation and to provide the disclosures required by SFAS 123.

Financial Statements for the Year Ended December 31, 2004

Consolidated Statement of Stockholder`s Equity, page 57

6. We note the reverse stock split that occurred in April 2003 as seen here and as discussed in Note 1. In future filings, please revise your historical financial statements and any discussions of your outstanding shares prior to this transaction to retroactively reflect this reverse stock split. Refer to SAB Topic 4:C.


Note 1 - Nature of Business and Summary of Significant Accounting
Policies, page 59

7. We note your disclosures on pages 12 and 20 concerning sale-leaseback transactions and like-kind exchange transactions. If material, in future filings, disclose your accounting policies for these types of transactions, including a description of the assets involved, the amount of any proceeds received from the transactions, the amount of any gains or losses resulting from the transactions, the timing of the recognition of any such gains or losses, and the basis of accounting for any assets transferred under like-kind exchanges.

Note 16 - Segment Information, page 76

8. We note that approximately 18 percent of your total contract revenues were derived from foreign project operations in 2004. In future filings, if an individual foreign country accounts for a significant portion of your foreign revenues, please provide separate revenue disclosure for each such country in accordance with paragraph
38(a) of SFAS 131.

9. In future filings please provide the disclosures required by paragraph 38(b) of SFAS 131. If an individual foreign country accounts for a significant portion of your long-lived assets located in all foreign countries, please provide separate disclosure of those assets.

Note 18 - Commitments and Contingencies, page 78

10. If it is reasonably possible that a material loss could occur, revise future filings to disclose that you are a defendant in personal injury lawsuits related to exposure to asbestos. We note your disclosure related to these lawsuits in Item 3 of your Form 10-
K. Your disclosures should be expanded to discuss the uncertainties and assumptions associated with this contingency.

11. In future filings expand your disclosures about the EPA investigation of the Port of Los Angeles Deepening Project to clarify whether it is reasonably possible that a material loss could result.
If so, your disclosures should be expanded to discuss the uncertainties and assumptions associated with this contingency.

Forms 8-K filed February 1, 2005 and April 26, 2005

12. We note your presentation of the non-GAAP measure EBITDA in your earnings releases and have the following comments:

* In future filings, if the measure you refer to as EBITDA excludes items in addition to what its acronym suggests, please revise the title of this measure. See our response to question 14 of Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* In future filings, if you continue to present non-GAAP measures, please ensure that you provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K. In this regard, we note that your earnings releases do not disclose how management uses this measure and why management believes that this measure is useful to investors.
Refer to instruction 2 to Item 2.02 of Form 8-K. Also refer to our comments on your presentation of EBITDA under Item 6 of your Form 10-
K.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to John Hartz, Senior Assistant Chief
Accountant,
at (202) 551-3689 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. Douglas B. Mackie
Great Lakes Dredge & Dock Corporation
August 10, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE